Your vote can make a difference

What to do now:

1.	1. Read the enclosed proxy statement.

2.	2. Review the voting instructions provided.

3.	3. VOTE!

Three easy ways to vote:

1. Call the toll-free number on your proxy ballot card from a touch-tone telephone.

2. Log on to www.proxyvote.com.

3. Mail your completed proxy ballot card in the enclosed postage-paid envelope.

Voting by phone or Internet is available 24 hours a day, 7 days a week.

The Board of Directors of Strategic Partners Mutual Funds is recommending that one of its series, Strategic Partners Concentrated Growth Fund, merge into the Jennison Select Growth Fund, a series of Strategic Partners Opportunity Funds, to create what is expected to be a larger fund, over which certain expenses may be spread. This packet provides information about the proposed merger. The Board strongly recommends you vote to approve the proposal.

Please read the enclosed materials and vote your shares as soon as possible. Your quick response will help us hold down communications costs. The three methods for voting your shares are noted above to make it as easy as possible for you.

What’s Inside

Answers to your questions about the merger proposal	2–4

Answer to questions about proposed changes to the Strategic Partners Concentrated Growth Fund

What proposal am I being asked to vote on?

Shareholders of the Strategic Partners Concentrated Growth Fund are being asked to approve a proposal for the acquisition of all of its assets and the assumption of all of its liabilities by the Jennison Select Growth Fund. Please note that previously you may have been asked to vote on a similar transaction involving this Fund, but that proposal was later cancelled. This new proposal requires another vote—your past vote will not count.

Why is the Board proposing this?

After a thorough review, the Board reached the difficult conclusion that the Strategic Partners fund family does not offer the potential scale to remain an effective long-term investment solution for shareholders.

How do I benefit from this change?

Merging your Fund into the Jennison Select Growth Fund is expected to result in a larger fund with potentially lower expenses that will continue to provide exposure to equity and equity-related securities. The accompanying joint proxy statement and prospectus includes a detailed description of the proposal and its expected benefits to shareholders.

Do the Funds have similar investment objectives and policies?

The investment objectives and investment policies of the Funds are similar. The investment objective of the Strategic Partners Concentrated Growth Fund is “to seek growth of capital,” while the primary investment objective of the Jennison Select Growth Fund is “long-term growth of capital.”

Who are the investment advisors for the Funds?

The investment advisors for the Funds are:

Strategic Partners Concentrated Growth Fund	Goldman Sachs Asset Management, L.P.
Jennison Select Growth Fund	Jennison Associates LLC

If the proposal is approved, we expect that Jennison Associates LLC will continue to be the investment advisor for the Jennison Select Growth Fund and that Spiros Segalas and Kathleen A. McCarragher will continue as its portfolio managers.

How do the expenses of the Funds compare?

The Jennison Select Growth Fund had a lower gross annual operating expense ratio than the Strategic Partners Concentrated Growth Fund, although its net annual operating expense ratio was higher. Please see proxy materials for additional information on expenses.

As of February 28, 2007, the Funds had the following expense ratios:

• Jennison Select Growth Fund (Class A): 1.85% (it would have been 1.50%, including the contractual fee waiver, had the Funds already been merged)

• Strategic Partners Concentrated Growth Fund (Class A): 1.50% (1.78% without the contractual fee waivers currently in effect for the Fund)

Shareholders of the Strategic Partners Concentrated Growth Fund are expected to see no change to its net annual operating expenses and should realize an immediate reduction in its gross annual operating expense ratio as a result of the merger.

Is the merger considered a taxable event for federal income tax purposes?

We do not expect the merger to result in a taxable gain or loss for U.S. federal income tax purposes. See the proxy statement and prospectus for more information.

How large do you expect the Jennison Select Growth Fund to be after the transaction?

The approximate net assets (on a pro forma basis) for the combined Jennison Select Growth Fund would have been $282 million on February 28, 2007, if the funds had merged on that date.

How will you determine the number of shares of the Jennison Select Growth Fund that I receive?

As of the New York Stock Exchange (NYSE) close of business on the transaction date, you will receive a dollar value of whole and fractional shares of the equivalent class of the Jennison Select Growth Fund equal to the value of your shares in the Strategic Partners Concentrated Growth Fund. The transaction is expected to occur as soon as practical following shareholder approval.

What if there are not enough votes to approve the merger by the scheduled shareholder meeting dates?

If we do not receive enough votes to hold a meeting for your Fund, we or D. F. King & Co., Inc., the proxy solicitation firm for the transaction, may contact shareholders who have not yet voted to encourage them to vote. If there are not enough votes to approve a proposal by the time of a meeting, the meeting may be adjourned to permit further solicitation of proxy votes.

Can my broker vote on my behalf?

Under existing NYSE rules, brokers, banks, and other nominees are not expected to be entitled to vote fund shares with respect to the merger unless the beneficial owner gives specific instructions for the vote. However, the Strategic Partners Concentrated Growth Fund will forward proxy materials to brokers who are the record owners for beneficial owners. When a broker is unable to cast a vote because no specific instructions have been given but executes and returns an unvoted proxy ballot card, the resulting “broker non-vote” counts toward establishing a quorum for the meeting. If sufficient votes for a quorum have not been obtained, the Fund may request that one or more brokers submit a specific number of broker non-votes in order to obtain a quorum. The Fund will only take such action if it believes that its action will result in sufficient shareholder votes to approve the proposal at the meeting. Consequently, shareholders who oppose the proposal should vote against it.

How many votes am I entitled to cast?

You may cast one vote for each share of the Fund you own on the record date, which is June 13, 2007.

How do I vote my shares?

You can vote your shares 24 hours a day, 7 days a week by telephone or by Internet at www.proxyvote.com, or by mail via the enclosed proxy ballot card. You can also vote your shares by attending the relevant meeting. Please see the enclosed proxy materials for complete details.

How do I sign the proxy ballot card?

Individual accounts: Shareholders should sign exactly as their names appear on the account registration shown on the proxy ballot card.

Joint accounts: Both owners must sign, and the signatures must conform exactly to the names shown on the account registration.

All other accounts: The person signing must indicate his or her role in the account. For example, a trustee for a trust should include his or her title when signing, such as “Jane Doe, Trustee,” or an authorized officer of a company should indicate his or her position with the company, such as “John Smith, President.”

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Every vote is important whether your Fund holdings are large or small. Please review these materials and cast your vote by mail, Internet, or phone.

Mutual funds are distributed by Prudential Investment Management Services LLC, a Prudential Financial company and member SIPC. NS02545